SO
3/22/04

VF 3-17-04

PROCESSED
MAR 31 2004
THOMSON
FINANCIAL

04003934

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8- 51143

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Weil Realty Group, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Financial Center, 41st Floor
(No. and Street)

Boston	MA	02111
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

S. Douglas Weil — (617) 210-6821
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Levine, Katz, Nannis & Solomon, P.C.
(Name — *if individual, state last, first, middle name*)

250 First Avenue, Suite 101	Needham	MA	02494
(Address)	(City)	(State)	Zip Code)

SEC MAIL PROCESSING SECTION
RECEIVED
MAR - 4 2004
WASH. D.C.
187

CHECK ONE:
- [X] Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

OATH OR AFFIRMATION

I, S. Douglas Weil, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Weil Realty Group, Inc., as of February 27, 2004, 19XXX, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

S. Douglas Weil
Signature

President
Title

Nadine Cucchi
Notary Public

NADINE CUCCHI
Notary Public
Commonwealth of Massachusetts
My Commission Expires
April 22, 2005

This report** contains (check all applicable boxes):

- XX (a) Facing page.
- XX (b) Statement of Financial Condition.
- XX (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- XX (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- XX (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- XX (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

WEIL REALTY GROUP, INC.

FINANCIAL STATEMENTS
AND ADDITIONAL INFORMATION

December 31, 2003 and 2002

WEIL REALTY GROUP, INC.

FINANCIAL STATEMENTS
AND ADDITIONAL INFORMATION

December 31, 2003 and 2002

CONTENTS

FIRST NEEDHAM PLACE
250 FIRST AVENUE · SUITE 101
NEEDHAM · 02494-2805
WEB WWW.LKNSCPA.COM
EMAIL LKNS@LKNSCPA.COM
TELEFAX 781.453.8778
TELEPHONE 781.453.8700

LEVINE
KATZ
NANNIS +
SOLOMON, PC

CERTIFIED PUBLIC ACCOUNTANTS
BUSINESS CONSULTANTS + ADVISORS

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
Weil Realty Group, Inc.
Boston, Massachusetts

We have audited the accompanying balance sheets of Weil Realty Group, Inc. (a Massachusetts corporation) as of December 31, 2003 and 2002, and the related statements of operations, changes in stockholder's equity (deficit), and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Weil Realty Group, Inc. as of December 31, 2003 and 2002, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Levine, Katz, Nannis + Solomon, P.C.

January 22, 2004

WEIL REALTY GROUP, INC.
BALANCE SHEETS
December 31,

		2003		2002
ASSETS				
CURRENT ASSETS				
Cash and cash equivalents	$	9,959	$	27,190
Prepaid expenses		4,000		-
TOTAL ASSETS	$	13,959	$	27,190
LIABILITIES AND STOCKHOLDER'S EQUITY (DEFICIT)				
LIABILITITES				
Accrued expenses	$	60,250	$	-
STOCKHOLDER'S EQUITY (DEFICIT)				
Common stock		100		100
Additional paid-in capital		821,400		613,400
Accumulated deficit		(867,791)		(586,310)
TOTAL STOCKHOLDER'S EQUITY (DEFICIT)		(46,291)		27,190
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY (DEFICIT)	$	13,959	$	27,190

The accompanying notes are an integral part of these financial statements.

WEIL REALTY GROUP, INC.
STATEMENTS OF OPERATIONS
Years Ended December 31,

	2003	2002
COMMISSIONS AND FEES	$ 158,356	$ 390,024
OPERATING EXPENSES		
Salaries, officer	160,000	160,000
Salaries, other	80,500	95,058
Contributions	400	100
Dues and subscriptions	4,432	11,166
Insurance	13,807	5,245
Meals and entertainment	157	2,315
Office supplies and costs	11,933	15,326
Retirement plan contribution	60,250	63,764
Postage and delivery	-	1,868
Printing and office supplies	4,249	2,088
Professional fees	4,000	10,907
Promotional costs	-	12,742
Referral fees	-	10,000
Rent	11,000	12,000
Telephone	5,197	5,784
Taxes, payroll and other	17,974	17,482
Travel and seminars	65,938	39,241
TOTAL OPERATING EXPENSES	439,837	465,086
NET LOSS	$ (281,481)	$ (75,062)

The accompanying notes are an integral part of these financial statements.

WEIL REALTY GROUP, INC.
STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY (DEFICIT)
YEARS ENDED DECEMBER 31,

	Number of Shares of Common Stock					
	Issued	Outstanding	Common Stock	Additional Paid-in Capital	Accumulated Deficit	Total Stockholder's Equity (Deficit)
BALANCE, DECEMBER 31, 2001	100	100	$ 100	$ 416,400	$ (471,248)	$ (54,748)
Proceeds from additional paid-in capital	-	-	-	197,000	-	197,000
Distribution to stockholder	-	-	-	-	(40,000)	(40,000)
Net loss	-	-	-	-	(75,062)	(75,062)
BALANCE, DECEMBER 31, 2002	100	100	100	613,400	(586,310)	27,190
Proceeds from additional paid-in capital	-	-	-	208,000	-	208,000
Net loss	-	-	-	-	(281,481)	(281,481)
BALANCE, DECEMBER 31, 2003	100	100	$ 100	$ 821,400	$ (867,791)	$ (46,291)

The accompanying notes are an integral part of these financial statements.

WEIL REALTY GROUP, INC.
STATEMENTS OF CASH FLOWS
Years Ended December 31,

	2003	2002
OPERATING ACTIVITIES:		
Net loss	$ (281,481)	$ (75,062)
Increase (decrease) in cash from:		
Prepaid expenses	(4,000)	-
Accrued expenses	60,250	(60,000)
NET CASH OPERATING ACTIVITIES	(225,231)	(135,062)
FINANCING ACTIVITIES:		
Proceeds from additional paid-in capital	208,000	197,000
Distribution to stockholder	-	(40,000)
NET CASH FINANCING ACTIVITIES	208,000	157,000
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(17,231)	21,938
Cash and cash equivalents, beginning of year	27,190	5,252
CASH AND CASH EQUIVALENTS, END OF YEAR	$ 9,959	$ 27,190

The accompanying notes are an integral part of these financial statements.

WEIL REALTY GROUP, INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2003 and 2002

A. DESCRIPTION OF BUSINESS

The Company, located in Boston, Massachusetts, provides private corporate capital for real estate companies throughout the United States by arranging operating company investments, strategic alliances, and re-capitalization services.

B. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

1. Use of estimates - The process of preparing financial statements in conformity with accounting principles generally accepted in the United States of America requires the use of estimates and assumptions regarding certain types of assets, liabilities, revenues and expenses. Such estimates relate primarily to unsettled transactions and events as of the date of the financial statements. Accordingly, upon settlement, actual results may differ from estimated amounts.

2. Cash and cash equivalents - For purposes of financial statement presentation, the Company considers all highly liquid instruments with a maturity of three months or less to be cash equivalents.

3. Revenue recognition - Commission revenue is recognized upon completion of services specified in contracts with clients. Revenue from retainer fees is recognized ratably over the period the retainer fee covers.

4. Income taxes - The Company has elected to be taxed as an S Corporation in accordance with the Internal Revenue Code, whereby the Company's income is allocated to its stockholder, who is then responsible for the federal and state income taxes, where applicable, at the stockholder's respective tax rates. Accordingly, no provision for income taxes is recorded in these financial statements.

C. UNCERTAINTIES

The Company has incurred operating losses since inception and has an accumulated deficit of $867,791 at December 31, 2003. Accordingly, the Company needs to raise additional capital or achieve profitable operations to continue as a going concern. The Company's stockholder plans to continue to fund the Company's operations in the event profitable operations cannot be achieved. Accordingly, management believes no adjustments or reclassifications to the financial statements are necessary at this time.

D. CONCENTRATIONS

From time to time, the Company's cash balances in one financial institution exceed the amount insured by the federal government.

Due to the nature and size of the Company's operations, the number of clients the Company can work with at any given time is limited. For the years ended December 31, 2003 and 2002, two clients accounted for 76% and 68%, respectively, of gross revenues.

E. RETIREMENT PLAN CONTRIBUTIONS

The Company maintains a retirement plan, the Weil Realty Group, Inc. Money Purchase Plan and Trust, covering all full time employees who meet certain age and length of service requirements. For the year ended December 31, 2002 the Company's contribution to the Plan was $63,764, which was based upon 25% of eligible compensation, as defined in the Plan document.

Effective January 1, 2003, the Company amended its retirement plan to be a profit sharing plan and changed the Plan name to the Weil Realty Group, Inc. Profit Sharing Plan. Under the amended Plan, employees are eligible to participate upon attaining the age of 21 and completion of one year of service. The employer may make an annual discretionary contribution to the Plan, which is allocated to employees based on their compensation. For the year ended December 31, 2003, the Company's contribution to the Plan is $60,250, all of which is accrued at December 31, 2003.

F. CAPITAL STRUCTURE

The Company has 300,000 shares of $1 par value common stock authorized, and 100 shares issued and outstanding. Common shares are voting and distributions are paid at the discretion of the Board of Directors. The Company has first right of refusal on the transfer of all shares of common stock.

G. TENANT-AT-WILL

The Company leases its facilities under a tenant-at-will agreement. Rent expense was $11,000 and $12,000 for the years ended December 31, 2003 and 2002, respectively.

H. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital of not less than $5,000. At December 31, 2002, the Company had net capital of $27,190, which was $22,190 in excess of its required net capital of $5,000. At December 31, 2003, the Company had deficit net capital of $55,291 and was out of compliance with SEC rule 15c3-1. The deficit is due to the accrued profit sharing contribution of $60,250. The Company will pay out the contribution in 2004, and this payment will be funded through the receipt of fees expected to be collected from customers in the first quarter of 2004. The Company expects to be in compliance with the net capital requirement at March 31, 2004.

FIRST NEEDHAM PLACE
250 FIRST AVENUE · SUITE 101
NEEDHAM · 02494-2805
WEB WWW.LKNSCPA.COM
EMAIL LKNS@LKNSCPA.COM
TELEFAX 781.453.8778
TELEPHONE 781.453.8700

LEVINE
KATZ
NANNIS +
SOLOMON, PC

CERTIFIED PUBLIC ACCOUNTANTS
BUSINESS CONSULTANTS + ADVISORS

INDEPENDENT AUDITORS' REPORT ON ADDITIONAL INFORMATION

To the Board of Directors
Weil Realty Group, Inc.
Boston, Massachusetts

Our report on our audits of the basic financial statements of Weil Realty Group, Inc. for 2003 and 2002 appears on page 1. That audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The computations of minimum net capital requirement pursuant to Section 240.15c3-1 of the Securities and Exchange Commission's Rules are not a required part of the basic financial statements and are presented in accordance with those requirements. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

There are material differences pursuant to the attached computation of minimum net capital, and Weil Realty Group, Inc.'s corresponding Part IIA at December 31, 2003, which are described in Note H to the financial statements and on the attached computation of minimum net capital. There are no material differences pursuant to the attached computation of net capital and Weil Realty Group, Inc.'s corresponding Part IIA at December 31, 2002.

Levine, Katz, Nannis + Solomon, P.C.

January 22, 2004

WEIL REALTY GROUP, INC.
COMPUTATION OF MINIMUM NET CAPITAL REQUIREMENTS
December 31,

	2003	2002
TOTAL CURRENT ASSETS	$ 13,959	$ 27,190
LESS: INELIGIBLE PREPAID EXPENSES	4,000	-
NET ELIGIBLE ASSETS	9,959	27,190
TOTAL LIABILITIES	60,250	-
NET CAPITAL	(50,291)	27,190
MINIMUM NET CAPITAL REQUIREMENT	5,000	5,000
EXCESS (DEFICIT) NET CAPITAL	$ (55,291)	$ 22,190

RECONCILIATION OF EXCESS (DEFICIT) NET CAPITAL PER PART IIA AND FINANCIAL STATEMENTS:

	2003
Excess net capital as reported on Part IIA	$ 8,959
Less:	
Ineligible prepaid expenses	(4,000)
Accrued profint sharing contribution	(60,250)
Deficit net capital per financial statements	$ (55,291)

FIRST NEEDHAM PLACE
250 FIRST AVENUE · SUITE 101
NEEDHAM · 02494-2805
WEB WWW.LKNSCPA.COM
EMAIL LKNS@LKNSCPA.COM
TELEFAX 781.453.8776
TELEPHONE 781.453.8700

LEVINE
KATZ
NANNIS +
SOLOMON, PC
CERTIFIED PUBLIC ACCOUNTANTS
BUSINESS CONSULTANTS + ADVISORS

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL

Board of Directors
Weil Realty Group, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of Weil Realty Group, Inc. (the Company), for the year ended December 31, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g)(1) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons.

2. Recordation of differences required by rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

L E V I N E
K A T Z
N A N N I S +
SOLOMON, PC

CERTIFIED PUBLIC ACCOUNTANTS
BUSINESS CONSULTANTS + ADVISORS

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Levine, Katz, Nannis + Solomon, P.C.

January 22, 2004